Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	2011	2010	2009	2008	2007
Earnings, as defined:
Income Before Income Taxes	$257	$192	$221	$278	$246

Total fixed charges as below	105	102	121	114	143

Total earnings	$362	$294	$342	$392	$389

Fixed charges, as defined:
Interest charges (a)	$102	$101	$120	$113	$139
Estimated interest component of operating rentals	3	1	1	1	4

Total fixed charges (b)	$105	$102	$121	$114	$143

Ratio of earnings to fixed charges	3.4	2.9	2.8	3.4	2.7

Preferred stock dividend requirements on a pre-tax
basis	$21	$23	$28	$28	$27
Fixed charges, as above	105	102	121	114	143
Total fixed charges and preferred stock dividends	$126	$125	$149	$142	$170
Ratio of earnings to combined fixed charges and
preferred stock dividends	2.9	2.4	2.3	2.8	2.3

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.